UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 17, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti", "AGA" or "Company")

NEWS RELEASE

NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES

In compliance with Section 122(3)(b) of the Companies Act, 2008 (Act 71 of 2008), as amended ("Companies Act") and paragraph 3.83(b) of the Listings Requirements of the JSE Limited ("JSE"), shareholders are advised that AngloGold Ashanti has received notification in terms of section 122(1) of the Companies Act that Coronation Asset Management (Pty) Limited ("Coronation"), on behalf of its clients, has acquired a beneficial interest in the securities of the Company, such that the total interest in the ordinary shares of the Company held by Coronation amounts to 5,24% (previously held 4,98% of the total number of securities in issue).

As required in terms of section 122(3) (a) of the Companies Act, AngloGold Ashanti has filed the required notice with the Takeover Regulation Panel ("TRP").

ENDS

17 August 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Chris Nthite   **+27 11 637 6388/+27 83 301 2481**   cnthite@anglogoldashanti.com
Julie Bain   **+27 663 640 038**
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Sabrina Brockman   **+1 646 880 4526/ +1 646 379 2555**   sbrockman@anglogoldashanti.com
Yatish Chowthee   **+27 11 637 6273 / +27 78 364 2080**   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   **+27 11 6376763 / +27 82 821 5322**   fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 17, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary